Exhibit 16.1

Kramer Weisman and Associates, LLP
12515 Orange Drive, Suite 814
Davie, FL 33330

                                  July 31, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6561

We have been furnished with a copy of the response to Item 4.01 (incorporated by reference from Item 4.02) of Form 8-K/A dated July 31, 2007 with regard to this Firm’s appointment on May 1, 2007 and termination of its engagement on or about June 14, 2007 as the registered independent public accounting firm of Volga-Neft Limited Company, a Russian limited liability company. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

Kramer, Weisman and Associates, LLP